**Apollo Hospitals**
CHENNAI
*touching lives*

Date : October 18, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

SUPPL

06018146

Dear Sir,

**Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893**

With reference to above, Please find enclosed Secretarial Audit Report for the quarter ended 30th September 2006 duly certified by Mrs.Lakshmmi Subramanian, Practising Company Secretary.

Please take note of the same in your records.

Kindly acknowledge receipt.

PROCESSED
NOV 03 2006
THOMSON
FINANCIAL

RECEIVED

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER – SECRETARIAL.

*IS/ISO 9001 : 2000*

Lakshmmi Subramanian & Associates

**LAKSHMMI SUBRAMANIAN**, B.Com, F.C.S.
**P. SRIRAM**, M.A. A.C.S.
Practising Company Secretaries

October 12, 2006

To,

**All the Listed Stock Exchanges**

Dear Sir,

Sub: Secretarial Audit Report for the quarter ended 30th September 2006

We are enclosing herewith the secretarial audit report of **M/s. APOLLO HOSPITALS ENTERPRISE LIMITED** for the quarter ended 30th September 2006.

Thanking You,

Yours faithfully,

For **M/s. Lakshmmi Subramanian & Associates**

**Mrs. Lakshmmi Subramanian**
**Senior Partner**

"Murugesa Naicker Office Complex", 81, Greams Road, Chennai - 600 006.
Ph: 28292272, 28292273, 38292272 Fax: 044 - 42142061, Cell: 9841015012, 9841047966.
e-mail: srisecadmin@rediffmail.com, srisecadmin@airtelbroadband.in

SECRETARIAL AUDIT REPORT (Separate for each ISIN)

| | |
|---|---|
| 1 For Quarter Ended | **30th September 2006** |
| 2 ISIN: | INE437A1016 |
| 3 Face Value : | Rs.10/- per share |
| 4 Name of the Company | **APOLLO HOSPITALS ENTERPRISE LIMITED** |
| 5 Registered Office Address | NO.19, BISHOP GARDEN,<br>RAJA ANNAMALAIPURAM,<br>CHENNAI-600 028 |
| 6 Correspondence Address | APOLLO HOSPITALS ENTERPRISE LIMITED,<br>ALI TOWERS, III FLOOR,<br>NO.55, GREAMS ROAD,<br>CHENNAI-600 006 |
| 7 Telephone & Fax Nos. | 044-28290956 |
| 8 Email address | apolloshares@vsnl.net |
| 9 Names of the Stock Exchanges where the company's securities are listed | Madras Stock Exchange Ltd.<br>Bombay Stock Exchange Ltd.<br>National Stock Exchange Ltd. |

| | Number of shares | % of Total Issued Capital |
|---|---|---|
| 10 Issued Capital | 5,05,98,618 | 100% |
| 11 Listed Capital (Exchange-wise) (as per company's records): | | |
| Madras Stock Exchange | 5,05,98,618 | |
| The Stock Exchange, Mumbai | 5,05,98,618 | |
| National Stock Exchange | 5,05,98,618 | |
| 12 Held in dematerialized form in CDSL | 59,89,950 | 11.84% |
| 13 Held in dematerialized form in NSDL | 3,95,79,176 | 78.22% |
| 14 Physical | 50,29,492 | 9.94% |
| 15 Total No. of shares (12+13+14) | 5,05,98,618 | |
| 16 Reasons for difference if any, between (10&11), (10&15), (11&15): | NIL | |

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below:

| Particulars*** | No.of shares | Applied /Not Applied for listing | Listed on Stock Exchanges (specify Names) | Whether intimated to CDSL | Whether intimated to NSDL | In-prin. Appr. Pending for SE (specify Names) |
|---|---|---|---|---|---|---|
| | ----------- | ------------- | NIL | ----------- | ----------- | |

***Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify).

| | |
|---|---|
| 18 Register of Members is Updated (Yes/No) | Yes |
| If not, updated up to which date | N.A |
| 19. Reference of Previous Quarter with regards to excess dematerialized shares, if any | Nil |
| 20. Has the company resolved the matter mentioned in Point No. 19 above in the current quarter? If not, reason why? | Not Applicable |

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay:

| Total No. of demat requests | No. of requests | No. of Shares | Reasons for delay |
|---|---|---|---|
| Confirmed after 21 Days | --------- | Nil | ------------ |
| Pending for more than 21 days | --------- | Nil | ------------ |

| | |
|---|---|
| 22 Name, Telephone and Fax No. of the Compliance officer of the Co. | Mr. S.K.Venkataraman<br>Chief Financial Officer and Company Secretary<br>Ph: 044-28290679 |
| 23 Name, Address, Tel .& Fax No., Regn. No of the Auditor | Mrs.Lakshmmi Subramanian,<br>M/s.Lakshmmi Subramanian & Associates,<br>"Murugesa Naicker Office Complex",<br>81, Greams Road,<br>Chennai-600 006. C.P.No.1087<br>Ph: 28292272-73 Fax:52142061 |
| 24 Appointment of common agency for share registry work — If yes (name & address) | M/s. Integrated Enterprises (India) Limited,<br>2nd Floor, Kences Towers,<br>1, Ramakrishna Street, North Usman Road, T.Nagar. Chennai-600 0017 |

25 Any other detail that the auditor may like to provide. (e.g. BIFR Company, delisting from SE, company changed its name etc.)

------------------------------------Nil------------------------------------

CERTIFIED

LAKSHMMI SUBRAMANIAN. B.Com., F.C.S

CP No. 1087

Mrs. LAKSHMMI SUBRAMANIAN & ASSOCIATES
Murugesa Naicker Office Complex
81 Greams Road, Chennai - 600 006
Phone : 8

Lakshmmi Subramanian & Associates

**LAKSHMMI SUBRAMANIAN**, B.Com, F.C.S.
**P. SRIRAM**, M.A. A.C.S.
Practising Company Secretaries

October 12, 2006

To

**All the Listed stock Exchanges**

Dear Sir,

**Sub: Compliance Certificate - Reg.**

****

We have examined the relevant books and records of **M/S. APOLLO HOSPITALS ENTERPRISE LIMITED** produced before us for the purpose of issuing the Certificate under the Listing Agreement with the Stock Exchanges and based on our such examination as well as information and explanations furnished to us, which to the best of our knowledge and belief were necessary for the purposes of our certification, we hereby certify that in our opinion and according to the best of our information and belief the company has, in relation to the half year ended 30th September 2006 processed and delivered all share certificates within the period stipulated under the Listing agreement from the date of lodgment for transfer, transmission.

LAKSHMMI SUBRAMANIAN & ASSOCIATES PCS CHENNAI

"Murugesa Naicker Office Complex", 81,Greams Road,Chennai - 600 006.
Ph: 28292272, 28292273, 38292272 Fax: 044 - 42142061, Cell: 9841015012, 9841047966.
e-mail: srisecadmin@rediffmail.com, srisecadmin@airtelbroadband.in

SUPPL

RECEIVED

2006 NOV -6 P 3:07

OFFICE OF INTERNATIONAL CORPORATE FINANCE

**Apollo Hospitals**

CHENNAI

*touching lives*

Date : October 14, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

**Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893**

With reference to above, please find enclosed the following:-

(i) Distribution of Shareholding for the quarter ended 30th September 2006.

(ii) List of persons/entities holding more than 1% of the share capital.

(iii) Compliance Report on Corporate Governance for the quarter ended 30th September 2006.

Please note that the details (i) & (ii) are being posted in our website.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER - SECRETARIAL.

*IS/ISO 9001 : 2000*


**APOLLO HOSPITALS ENTERPRISE LIMITED**

General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333 Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com

**Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028**

(I) (a) Statement Showing Shareholding Pattern

Name of the Company : Apollo Hospitals Enterprise Limited

Scrip Code : 508869 Quarter Ended : 30-Sep-2006

| Category code | Category of Shareholder | Number of Shareholders | Total number of shares | Number of shares held in dematerialized form | Total shareholding as a percentage of total number of shares | |
|---|---|---|---|---|---|---|
| | | | | | As a percentage of(A+B)[1] | As a percentage of (A+B+C) |
| (A) | Shareholding of Promoter and Promoter Group[2] | | | | | |
| 1 | Indian | | | | | |
| (a) | Individuals/ Hindu Undivided Family | 32 | 8,614,398 | 6,786,325 | 19.19 | 17.02 |
| (b) | Central Government/ State Government(s) | | | | 0.00 | 0.00 |
| (c) | Bodies Corporate | 4 | 5,756,105 | 5,740,505 | 12.82 | 11.38 |
| (d) | Financial Institutions/ Banks | | | | 0.00 | 0.00 |
| (e) | Any Others(Specify) | | | | 0.00 | 0.00 |
| (e-i) | | | | | 0.00 | 0.00 |
| (e-ii) | | | | | 0.00 | 0.00 |
| | Sub Total(A)(1) | 36 | 14,370,503 | 12,526,830 | 32.01 | 28.40 |
| 2 | Foreign | | | | | |
| a | Individuals (Non-Residents Individuals/ Foreign Individuals) | | | | 0.00 | 0.00 |
| b | Bodies Corporate | | | | 0.00 | 0.00 |
| c | Institutions | | | | 0.00 | 0.00 |
| d | Any Others(Specify) | | | | 0.00 | 0.00 |
| d-i | | | | | 0.00 | 0.00 |
| d-ii | | | | | 0.00 | 0.00 |
| | Sub Total(A)(2) | 0 | 0 | 0 | 0.00 | 0.00 |
| | Total Shareholding of Promoter and Promoter Group (A)= (A)(1)+(A)(2) | 36 | 14,370,503 | 12,526,830 | 32.01 | 28.40 |

| Category code | Category of Shareholder | Number of Shareholders | Total number of shares | Number of shares held in dematerialized form | Total shareholding as a percentage of total number of shares | |
|---|---|---|---|---|---|---|
| | | | | | As a percentage of(A+B)[1] | As a percentage of (A+B+C) |
| (B) | Public shareholding | | | | | |
| 1 | Institutions | | | | | |
| (a) | Mutual. Funds/ UTI | 2 | 1,000 | 0 | 0.00 | 0.00 |
| (b) | Financial Institutions / Banks | 17 | 625,265 | 623,317 | 1.39 | 1.24 |
| (c) | Central Government/ State Government(s) | 1 | 161,854 | 161,854 | 0.36 | 0.32 |
| (d) | Venture Capital Funds | | | | 0.00 | 0.00 |
| (e) | Insurance Companies | 3 | 322,630 | 322,630 | 0.72 | 0.64 |
| (f) | Foreign Institutional Investors | 61 | 22,482,725 | 22,467,293 | 50.08 | 44.43 |
| (g) | Foreign Venture Capital Investors | | | | 0.00 | 0.00 |
| (h) | Any Other (specify) | | | | 0.00 | 0.00 |
| (h-i) | | | | | 0.00 | 0.00 |
| (h-ii) | | | | | 0.00 | 0.00 |
| | Sub-Total (B)(1) | 84 | 23,593,474 | 23,575,094 | 52.55 | 46.63 |
| B 2 | Non-institutions | | | | | |
| (a) | Bodies Corporate | 666 | 848,679 | 767,647 | 1.89 | 1.68 |
| (b) | Individuals | | | | | |
| I | Individuals -i. Individual shareholders holding nominal share capital up to Rs 1 lakh | 29,362 | 5,778,093 | 2,843,011 | 12.87 | 11.42 |
| II | ii. Individual shareholders holding nominal share capital in excess of Rs. 1 lakh. | 14 | 305,451 | 154,126 | 0.68 | 0.60 |
| (c) | Any Other (specify) | | | | | |
| (c-i) | | | | | 0.00 | 0.00 |
| (c-ii) | | | | | 0.00 | 0.00 |
| | Sub-Total (B)(2) | 30,042 | 6,932,223 | 3,764,7[illegible]4 | 15.44 | 13.70 |
| (B) | Total Public Shareholding (B)= (B)(1)+(B)(2) | 30,126 | 30,525,697 | 27,339,8[illegible]8 | 67.99 | 60.33 |
| | TOTAL (A)+(B) | 30,162 | 44,896,200 | 39,866,7[illegible] | 100 | 88.7300914 |

| Category code | Category of Shareholder | Number of Shareholders | Total number of shares | Number of shares held in dematerialized form | Total shareholding as a percentage of total number of shares | |
|---|---|---|---|---|---|---|
| | | | | | As a percentage of(A+B)[1] | As a percentage of (A+B+C) |
| (C) | Global Depository Receipts ( GDRs ) | 1 | 5,702,418 | 5,702,418 | | 11.27 |
| | GRAND TOTAL (A)+(B)+(C) | 30,163 | 50,598,618 | 45,569,126 | | 100 |

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

Chief Financial Officer & Company Secretary

30-Sep-2006

(I)(b) Statement showing Shareholding of persons belonging to the category "Promoter and Promoter Group"

| Sr. No. | Name of the shareholder | Number of shares | Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above} |
|---|---|---|---|
| 1 | Dr. Prathap C Reddy | 1,464,593 | 2.89 |
| 2 | Mrs. Scharitha P Reddy | 1,729,937 | 3.42 |
| 3 | Mrs. Preetha Reddy | 727,270 | 1.44 |
| 4 | Mrs. Suneeta Reddy | 396,795 | 0.78 |
| 5 | Mrs. Shobana Khamineni | 1,089,976 | 2.15 |
| 6 | Mrs. Sangeetha Reddy | 1,281,254 | 2.53 |
| 7 | Mr. Karthik Anand | 110,300 | 0.22 |
| 8 | Mr. Harshad Reddy | 105,100 | 0.21 |
| 9 | Ms. Sindhoori Reddy | 130,000 | 0.26 |
| 10 | Mr. Adithya Reddy | 105,100 | 0.21 |
| 11 | Ms. Upsana Kamineni | 133,638 | 0.26 |
| 12 | Mr. Puvansh Kamineni | 106,100 | 0.21 |
| 13 | Ms. Anushpala Kamineni | 129,587 | 0.26 |
| 14 | Mr. Anandith Reddy | 115,100 | 0.23 |
| 15 | Mr. Viswajith Reddy | 111,150 | 0.22 |
| 16 | Mr. Viraj Madhavan Reddy | 84,112 | 0.17 |
| 17 | Mr. P Obul Reddy | 5,000 | 0.01 |
| 18 | Mr. P Vijayakumar Reddy | 666 | 0.00 |
| 19 | Mr. Vishweswar Reddy | 788,710 | 1.56 |
| 20 | Mr. Anil Khamineni | 10 | 0.00 |
| 21 | M/s. PCR Investments Ltd | 5,734,905 | 11.33 |
| 22 | M/s. Obul Reddy Investments Ltd | 5,600 | 0.01 |
| 23 | M/s. Apollo Health Association | 15,600 | 0.03 |
| | TOTAL | 14,370,503 | 28.40 |

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

30-Sep-2006

(I)(c) Statement showing Shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

| Sr. No. | Name of the shareholder | Number of shares | Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above} |
|---|---|---|---|
| 1 | The Bank of New York | 6,365,966 | 12.58 |
| 2 | Bisikan Bayu Investments (Mauritius) Limited | 5,500,000 | 10.87 |
| 3 | Smallcap World Fund Inc | 2,221,900 | 4.39 |
| 4 | Maxwell (Maruitius) Pte Ltd | 2,079,930 | 4.11 |
| 5 | Emerging Markets Growth Fund Inc | 1,666,666 | 3.29 |
| 6 | Oppenheimer Funds. Inc Oppenheimer International Small Company Fund | 1,500,000 | 2.96 |
| 7 | Smallcap World Fund Inc | 1,053,100 | 2.08 |
| 8 | American Funds Insurance Series A/c American Funds Insurance Series - Global Small Capitalisation Fund | 1,000,000 | 1.98 |
| 9 | Robeco Institutional Asset Mgmt. N.V. A/c Stichting Custody Robeco Institutional Re-Calypso | 810,967 | 1.60 |
| 10 | Fidelity Select Portfolios Medical Delivery Portfolio | 801,565 | 1.58 |
| 11 | Capital International Emerging Markets Fund | 725,100 | 1.43 |
| 12 | Matthews International Funds A/c Matthews India Fund | 709,821 | 1.40 |
| 13 | Aranda Investments Pte Ltd | 640,000 | 1.26 |
| 14 | Credit Agricole Funds India | 552,429 | 1.09 |
| | **TOTAL** | **25,627,444** | **50.65** |

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

Chief Financial Officer & Company Secretary

30-Sep-2006

(I)(d) Statement showing details of locked-in shares

| Sr. No. | Name of the shareholder | Number of locked-in shares | Locked-in shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above} |
|---|---|---|---|
| 1 | NIL | 0 | 0.00 |
| | TOTAL | 0 | 0.00 |

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman
Chief Financial Officer & Company Secretary

30-Sep-2006

(II)(a) Statement showing details of Depository Receipts (DRs)

| Sr. No. | Outstanding GDRs | Number of outstanding GDRs | Number of shares underlying outstanding GDRs | Shares underlying outstanding GDRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above} |
|---|---|---|---|---|
| 1 | Global Depository Receipts (GDRs) | 5,702,418 | 5,702,418 | 11.27 |
| | **TOTAL** | **5,702,418** | **5,702,418** | **11.27** |

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

S.K. Venkataraman
Chief Financial Officer & Company Secretary

30-Sep-2006

(II)(b) Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares

| Sr. No. | Name of the GDR Holder | Outstanding GDRs | Number of shares underlying outstanding GDRs | Shares underlying outstanding GDRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above} |
|---|---|---|---|---|
| 1 | The Bank of New York | 5,702,418 | 5,702,418 | 11.27 |
| | TOTAL | | 5,702,418 | 11.27 |

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

S.K. Venkataraman
Chief Financial Officer & Company Secretary

## ANNEXURE I B

Quarterly Compliance Report on Corporate Governance

Name of the Company : **Apollo Hospitals Enterprise Limited**

Quarter ending on : **30th June 2006**

| Particulars | Clause of Listing agreement | Compliance Status Yes / No | Remarks |
|---|---|---|---|
| **I Board of Directos** | **49 I** | | |
| (A) Composition of Board | 49 (IA) | Yes | |
| (B) Non-executive Directors' compensation & disclosures | 49 (IB) | Yes | |
| (C) Other provisions as to Board and Committees | 49 (IC) | Yes | |
| (D) Code of Conduct | 49 (ID) | Yes | |
| **II Audit Committee** | **49 II** | | |
| (A) Qualified & Independent Audit Committee | 49 (IIA) | Yes | |
| (B) Meeting of Audit Committee | 49 (IIB) | Yes | |
| (C) Powers of Audit Committee | 49 (IIC) | Yes | |
| (D) Role of Audit Committee | 49 (IID) | Yes | |
| (E) Review of Information by Audit Committee | 49 (IIE) | Yes | |
| **III Subsidiary Companies** | **49 III** | Yes | |
| **IV Disclosures** | **49 IV** | | |
| (A) Basis of related party transactions | 49 (IV A) | Yes | |
| (B) Board Disclosures | 49 (IV B) | -- | |
| (a) Disclosure of Accounting Treatment | 49 (IV B) | NA | |
| (b) Risk Management | 49 (IV B) | Yes | |
| (C) Proceeds from public issues, rights issues, preferential issues etc | 49 (IV C) | Yes | |
| (D) Remuneration of Directors | 49 (IV D) | Yes | shall be complied in Annual Report 2006-2007 |
| (E) Management | 49 (IV E) | Yes | shall be complied in Annual Report 2006-2007 |
| (F) Shareholders | 49 (IV F) | Yes | |
| **V CEO / CFO Certification** | **49 V** | Yes | shall be obtained at the FY 2006-2007 |
| **VI Report on Corporate Governance** | **49 VI** | Yes | shall be included in Annual Report |
| **VII Compliance** | **49 VII** | Yes | |

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

S.K. Venkataraman
Compliance Officer

Apollo Hospitals
CHENNAI
*touching lives*

Date : October 11, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

**Sub : Joint Venture Agreement with DKV**

**Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893**

Further to our letter dated 10th October 2006, Dr. Prathap C Reddy, Chairman of Apollo Hospitals Group signed the Joint Venture Agreement with Deutsche Krankenversicherung AG (DKV) today to invest 20% of the equity capital of the proposed Joint Venture Company to carry on health insurance operations in India.

Please take note of the same in your records.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.

*IS/ISO 9001 : 2000*

Date : October 10, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

**Sub : Board Meeting Decisions**

**Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893**

The Board of Directors at its meeting held today approved the following:-

(i) Authorising Dr. Prathap C Reddy, Chairman to sign the Joint Venture Agreement with Deutsche Krankenversicherung AG (DKV), a market leader in Health Insurance business in Europe and a part of the Munich Re group, one of the world's largest reinsurance player, on 11th October 2006.

(ii) Appointment of Mr. Steven J Thompson as a director in the place of Mr.T.M. Joseph.

Please take note of the same in your records.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman
S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY